UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

MMTEC, INC.

(Translation of registrant’s name into English)

AF, 16/F, Block B, Jiacheng Plaza, 18 Xiaguangli, Chaoyang District, Beijing, 100027

People’s Republic of China.

Tel: +86 10 5617 2312

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry Into a Material Definitive Agreement.

On August 10, 2022, MMTEC, Inc. (the “Company”) entered into a common stock purchase agreement (the “Purchase Agreement”), with VG Master Fund SPC (“Investor”), under which, subject to specified terms and conditions, the Company may sell to Investor up to $6.0 million of shares of common stock, par value $0.01 per share, from time to time during the term of the Purchase Agreement.

Additionally, on August 10, 2022, the Company entered into a registration rights agreement (the “Registration Rights Agreement”) with Investor, pursuant to which the Company agreed to file a prospectus supplement with the Securities and Exchange Commission (the “SEC”), covering the resale of shares of common stock issued to Investor under the Purchase Agreement.

In consideration for entering into the Purchase Agreement, the Company will issue 53,334 shares of common stock to Investor as consideration for Investor’s commitment to purchase up to $6.0 million of shares of common stock under the Purchase Agreement. The Company cannot sell any shares to Investor until the date that a prospectus supplement covering shares of common stock that have been, and may in the future be, issued to Investor under the Purchase Agreement, which the Company agreed to file with the SEC pursuant to the Registration Rights Agreement, is filed and all of the other conditions set forth in the Purchase Agreement are satisfied (such date, the “Commencement Date”). The purchase price per share for each such purchase will be based on prevailing market prices of the Company’s common stock immediately preceding the time of sale, as determined under the Purchase Agreement.

The Purchase Agreement prohibits the Company from directing Investor to purchase any shares of common stock if those shares, when aggregated with all other shares of common stock then beneficially owned by Investor and its affiliates, would result in Investor and its affiliates having beneficial ownership, at any single point in time, of more than 4.99% of the then total outstanding shares of common stock.

The Company may elect to terminate the Purchase Agreement at any time, without any cost or penalty. The Purchase Agreement does not include any of the following: limitations on the Company’s use of amounts it receives as the purchase price for shares of common stock sold to Investor; financial or business covenants; restrictions on future financings (other than restrictions on its ability to enter into a “Variable Rate Transaction” as defined in the Purchase Agreement); rights of first refusal; participation rights or penalties.

The Company’s net proceeds under the Purchase Agreement will depend on the frequency of sales and the number of shares sold to Investor and the prices at which the Company sells shares to Investor. The Company expects that any net proceeds it receives from such sales to Investor will be used for general corporate purposes, including working capital.

The foregoing descriptions of the Purchase Agreement and the Registration Rights Agreement are qualified in their entirety by reference to the full text of the Purchase Agreement and the Registration Rights Agreement, which are attached to this Current Report on Form 6-K as Exhibit 10.1 and Exhibit 10.2, respectively, and each of which is incorporated herein by reference.

This Current Report on Form 6-K shall not constitute an offer to sell or a solicitation of an offer to buy any shares of common stock, nor shall there be any sale of shares of common stock in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

Press Release.

On August 10, 2022, the Company issued a press release about the Purchase Agreement. A copy of the press release is furnished as Exhibit 99.1 hereto and incorporated herein by reference and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 and shall not be deemed incorporated by reference into any filing made under the Securities Act of 1933, except as expressly set forth by specific reference in such filing.

SUBMITTED HEREWITH

Exhibits:
10.1	Common Stock Purchase Agreement, dated August 10, 2022, between MMTEC, Inc. and VG Master Fund SPC

10.2	Registration Rights Agreement, dated August 10, 2022, between MMTEC, Inc. and VG Master Fund SPC

99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

MMTEC, INC.

By:	/s/ Min Kong
Min Kong
Chief Financial Officer

Date: August 10, 2022

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